                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               -------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)(1)
                                (AMENDMENT NO. 1)

                              VALUESTAR CORPORATION
                              ---------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   919910 10 9
                                   -----------
                                 (CUSIP Number)

                                Michael T. Whealy
                             First Data Corporation
                                   Suite 1400
                            5660 New Northside Drive
                           Atlanta, Georgia 30328-5800
                                 (770) 857-0001
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 21, 2001
                                  -------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 919910109                    13D                     PAGE 2 OF 6 PAGES

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  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          FIRST DATA CORPORATION
          IRS NO. 47-0731996
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  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a): / /
                                                                        (b): / /
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  3  SEC USE ONLY

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  4  SOURCE OF FUNDS*
          WC
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  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                    / /
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  6  CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
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  NUMBER OF              7    SOLE VOTING POWER
   SHARES
BENEFICIALLY                       9,546,746
  OWNED BY
   EACH
 REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                         8    SHARED VOTING POWER
                                   0
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                         9    SOLE DISPOSITIVE POWER
                                   9,546,746
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                        10    SHARED DISPOSITIVE POWER
                                   0
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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          9,546,746
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 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          24.1%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
          CO
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 to Statement on Schedule 13D ("Amendment No. 1") of First Data Corporation, a Delaware corporation ("First Data"), amends and supplements First Data's original Schedule 13D filed on February 20, 2001 (the "Schedule 13D") relating to the common stock (the "Common Stock"), par value $0.00025 per share, of ValueStar Corporation, a Colorado corporation ("ValueStar"). Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby supplemented and amended to add the following:

          "The source of First Data's June 21, 2001 investment in ValueStar was working capital."

ITEM 4. PURPOSE OF TRANSACTIONS.

     Item 4 of the Schedule 13D is hereby supplemented and amended to add the following:

     "As of June 21, 2001, First Data executed the Bridge Loan and Common Stock Purchase Agreement dated as of June 14, 2001 (the "Purchase Agreement") pursuant to which First Data invested $1,000,000 in exchange for a promissory note (the "Note") in the aggregate principal amount of $1,000,000, and 5,000,000 shares of Common Stock. The Note has a maturity date (the "Maturity Date") of April 30, 2002 and accrues interest at the rate of 12.0% simple interest per year. Subject to certain conditions, in the event ValueStar completes a financing prior to the Maturity Date involving the issuance of senior convertible notes, the Note is mandatorily convertible into such senior convertible notes on the same terms as other investors in such offering.

     As of June 21, 2001, ValueStar entered into a Right of First Negotiation Agreement (the "First Negotiation Agreement") with First Data. Pursuant to the First Negotiation Agreement, subject to certain conditions, if ValueStar were to receive a bona fide proposal from one of a specified list of companies for a merger, acquisition or sale of stock or assets transaction ("Acquisition Transaction"), then prior to entering into negotiations, ValueStar has agreed to notify First Data of the proposal and the proposed terms of the Acquisition Transaction. If ValueStar's board of directors determines to pursue negotiations with one of these specified companies regarding an Acquisition Transaction, then before entering into negotiations, ValueStar has agreed that First Data will have ten business days to submit a counter-offer. During this ten-day period, ValueStar would not be permitted under its Right of First Negotiation Agreement to engage in negotiations with the specified company. If First Data were to submit a counter-offer, ValueStar has agreed that it would not be able to accept the proposal for the Acquisition Transaction with the specified company unless ValueStar's board of directors determined that the proposal of the specified company was financially superior to First Data's counter-offer, provided that the Board of Directors would be permitted to accept the proposal if required to do so to meet its fiduciary duties under applicable law, as determined by a final judgment of a court of competent jurisdiction. In such event, First Data would have the right to cause ValueStar to redeem First Data's equity interests in ValueStar based on the implied equity valuation included in the Acquisition Transaction, as well as any outstanding debt securities at the face amount of such indebtedness.

     The descriptions of these transactions are qualified in their entirety by the full text of the agreements incorporated by reference as exhibits hereto."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5(a), (b) and (c) of the Schedule 13D is hereby supplemented and amended to add the following:

     "First Data Merchant Services Corporation ("FDMS"), an indirect wholly-owned subsidiary of First Data, has previously been issued (i) 44,445 shares of Series CC Stock and (ii) Warrants to purchase 1,333,350 shares of Common Stock. ValueStar has notified First Data that the conversion price for the Series CC Stock has been adjusted from $0.75 per share of Common Stock to approximately $0.62 per share (currently resulting in the issuance of approximately 72 shares of Common Stock for each share of Series CC Stock).

     As described in Item 4, which is incorporated herein by reference, as of June 21, 2001, First Data acquired an additional 5,000,000 shares of Common Stock, which collectively results in First Data beneficially owning 9,546,746 shares of Common Stock. The 9,546,746 shares of Common Stock represent approximately 24.1% of the outstanding shares of Common Stock (such percentage being calculated based on information provided by ValueStar that as of June 14, 2001, there were 30,022,219 shares of Common Stock issued and outstanding). The foregoing calculation excludes, pursuant to Rule 13-d under the Securities Exchange Act of 1934, as amended, shares of Series A Preferred Stock, Series B Preferred Stock and Series CC Preferred Stock (other than the shares held by
FDMS), each of which is convertible into shares of Common Stock."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     "The information set forth under Items 3, 4 and 5 of this Schedule 13D, as amended by Amendment No. 1, is incorporated herein by reference."

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NUMBER      DESCRIPTION
--------------      -----------
      1.            Form of Bridge Loan and Common Stock Purchase Agreement
                    dated as of April 24, 2001 between ValueStar and purchasers named therein (1) (Exhibit 4.42)

      2.            Form of Convertible Promissory Note due April 30, 2002
                    between the ValueStar and the investors named therein (1)
                    (Exhibit 4.43)

      3.            Right of First Negotiation Agreeement by and between First
                    Data Corporation and ValueStar Corporation dated as of June
                    21, 2001.

(1) Incorporated herein by reference to ValueStar's Current Report on form 8-K (File No. 0-22619), filed with the Securities and Exchange Commission on May 29, 2001 (parenthetical references refer to the Exhibit Number in the ValueStar 8-K).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 2, 2001

     FIRST DATA CORPORATION

     By: /s/ Michael T. Whealy
        -----------------------------
        Name: Michael T. Whealy
        Title: Executive Vice President, Chief Administrative
               Officer, General Counsel and Secretary